Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-151345

CLEAR CHANNEL COMMUNICATIONS, INC. — CC MEDIA HOLDINGS, INC.
LETTER OF TRANSMITTAL
(OPTIONS)
In connection with the election to receive Stock Consideration in the merger of Clear Channel Communications, Inc. and BT Triple Crown Merger Co., Inc., a wholly owned subsidiary of CC Media Holdings, Inc.
THE RIGHT TO MAKE A STOCK ELECTION AND WITHDRAW SUCH STOCK ELECTION WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON JULY 17, 2008. OPTIONS SUBMITTED IN CONNECTION WITH A STOCK ELECTION MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M. NEW YORK CITY TIME, ON JULY 17, 2008. SEE INSTRUCTION 2.
This Letter of Transmittal is to be used by holders of options to purchase shares of common stock of Clear Channel Communications, Inc. (“Clear Channel”) who have elected to receive shares of Class A common stock of CC Media Holdings, Inc. upon consummation of the merger between Clear Channel and BT Triple Crown Merger Co., Inc. See instruction sheet.
I/We, the undersigned, surrender to you for exchange the options to purchase share(s) identified below. I/We certify that I/we have complied with all requirements as stated in the instruction sheet, was/were the holder(s) of the options to purchase share(s) of Clear Channel common stock identified in Section 3 of the Election Form as of 5:00 p.m., New York City Time, on June 19, 2008 and on the date set forth next to my/our signature(s) below, have full authority to surrender these option(s), and give the instructions in this Letter of Transmittal and warrant that the options to purchase shares of Clear Channel common stock options identified in Section 3 of the Election Form are free and clear of all liens, restrictions, adverse claims and encumbrances.
I/We, the undersigned, constitute and appoint Mellon Investor Services LLC (“Mellon”), the true and lawful agent and attorney-in-fact of the undersigned with respect to the options identified in Section 3 of the Election Form, with full power of substitution, to deliver certificates for such options, if any, with all accompanying evidences of transfer and authenticity, to or upon the order of BT Triple Crown Merger Co., Inc., in accordance with the terms of the Agreement and Plan of Merger, dated November 16, 2006, by and among Clear Channel, BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC and T Triple Crown Finco, LLC, as amended. See instruction sheet.

 Special Transfer Payment Instructions	 Special Mailing Instructions

If you want your shares of CC Media Holdings, Inc. Class A common stock to be issued in another name and evidence of such issuance of shares mailed to such person or entity, fill in this section with the information for the new account name.

Fill in ONLY IF you want your shares of CC Media Holdings, Inc. Class A common stock to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown on the front of this card. Mail certificates to:

Name (Please Print First, Middle & Last Name)	Name (Please Print First, Middle & Last Name)

Address (Number and Street)	Address (Number and Street)

(City, State & Zip Code)	(City, State & Zip Code)

(Tax Identification or Social Security Number)	(Tax Identification or Social Security Number)

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND RISK OF THE OPTION HOLDER, AND THE DELIVERY WILL BE DEEMED EFFECTIVE, AND RISK OF LOSS AND TITLE TO THE OPTIONS TO BE SURRENDERED SHALL PASS, ONLY WHEN MATERIALS ARE ACTUALLY RECEIVED BY CLEAR CHANNEL. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND THAT YOU PROPERLY INSURE YOUR PACKAGE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. ANY LETTER OF TRANSMITTAL OR ELECTION FORM RECEIVED AFTER THE ELECTION DEADLINE WILL BE REJECTED.
(SEE INSTRUCTION SHEET)

CLEAR CHANNEL COMMUNICATIONS, INC.
INSTRUCTION SHEET
(OPTIONS)
INSTRUCTIONS FOR COMPLETING THE ELECTION FORM AND THE
LETTER OF TRANSMITTAL
     GENERAL
1.	THE ELECTION DEADLINE IS 5:00 P.M. (NEW YORK CITY TIME) ON JULY 17, 2008, THE FIFTH BUSINESS DAY PRIOR TO THE DATE OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLEAR CHANNEL COMMUNICATIONS, INC. (the “Election Deadline”). For a stock election to be effective, the election form and Letter of Transmittal, properly completed and other required documents must be received by Clear Channel at the address shown on the election form on or prior to the Election Deadline. Clear Channel will determine whether any election form or Letter of Transmittal are received on a timely basis. Any such determinations made in good faith will be conclusive and binding. You do not need to submit an election form or letter of transmittal if you want to receive a cash payment for all of your options to purchase shares of Clear Channel common stock. If you do not make an election, for each option you hold that is outstanding and unexercised as of the effective date of the merger you will receive a cash payment, without interest and less any applicable withholding tax, equal to the product of (A) the excess, if any, of $36.00 over the exercise price per share of such option and (B) the number of shares issuable upon exercise of such option, plus the Additional Per Share Consideration (if any).
2.	Revocation or Change of Election: An election form and Letter of Transmittal may be (i) revoked if Clear Channel receives written notice prior to the Election Deadline from the holder of options to purchase the shares covered by such election form which states that the option holder wishes to revoke his or her election or (ii) changed if Clear Channel receives a completed replacement election form and Letter of Transmittal (if required) prior to the Election Deadline from the option holder. After the Election Deadline, all elections will be irrevocable. Clear Channel will have the discretion to determine whether any revocation or change is timely received and whether any such revocation or change has been properly made. Any such determinations made in good faith will be conclusive and binding.
3.	Miscellaneous. Clear Channel has the discretion to determine whether an election form and Letter of Transmittal (if required) has been properly completed, signed and submitted or revoked and to disregard immaterial defects in any election form or Letter of Transmittal. The good faith decision of Clear Channel in such matters shall be conclusive and binding. Clear Channel, CC Media Holdings, Inc., BT Triple Crown Merger Co., Inc. and Mellon Investor Services LLC are not under any duty to give notification of defects in any election form or Letter of Transmittal.
4.	Information and additional copies. Information and additional copies of the election form and Letter of Transmittal may be obtained by telephoning toll-free (877) 456-3427 (Innisfree M&A Incorporated).

     ELECTION FORM
5.	PLEASE SIGN AND COMPLETE BOX 2 OF THE ELECTION FORM TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER if you are a U.S. Taxpayer. If the Taxpayer ID or Social Security Number is incorrect or blank, write the corrected number in Box 2 of the election form and sign to certify. Please note that Clear Channel Communications, Inc. may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Social Security Number is not certified on our records. If you are a non-U.S. Taxpayer, please complete and return form W-8BEN. If you hold options to acquire shares of Clear Channel common stock granted under The Clear Channel Sharesave Scheme, you do not need to complete Box 2 of the election form.
6.	Please indicate the total number of options to purchase shares of Clear Channel common stock for which you have elected to receive shares of Class A common stock of CC Media Holdings, Inc. in Box 3B of the election form.
     LETTER OF TRANSMITTAL
7.	Signatures on Letter of Transmittal. If the Letter of Transmittal is signed by the holder(s) of options to purchase shares submitted herewith, the signature(s) must correspond with the name(s) as recorded on the books and records of Clear Channel without alteration, enlargement or any change whatsoever. If any of the options to purchase shares of Clear Channel common stock submitted herewith are owned by two or more joint owners, all such owners must sign the Letter of Transmittal. If the Letter of Transmittal are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Clear Channel and CC Media Holdings, Inc. of their authority so to act must be submitted with the Letter of Transmittal.
8.	If you want your share(s) of Class A common stock of CC Media Holdings, Inc. to be issued in another name and evidence of such issuance of shares mailed to such person or entity, fill in Box 4 of the Letter of Transmittal.
9.	Complete Box 5 only if your share(s) of Class A common stock of CC Media Holdings, Inc. is/are to be delivered to a person other than the registered holder or to a different address.

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